UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


Renn Fund, Inc.
(Name of Issuer)

Common stock, $1.00 par value
(Title of Class of Securities)

759720105
(CUSIP Number)

December 31, 2022
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 759720105    	SCHEDULE 13G	Page 2 of 6


1	Names of Reporting Persons

	Foxhunt Crescent, LP

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				618,495 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		0
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				618,495 shares

			8	Shared Dispositive Power

				0

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	618,495 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	8.8162%

12	Type of Reporting Person (See Instructions)

	IV, Reporting Person is a private investment company


CUSIP No. 759720105	        SCHEDULE 13G	Page 3 of 6


Item 1(a).	Name of Issuer.

	Renn Fund, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	470 Park Avenue South, New York, NY 10016

Item 2(a).	Name of Person Filing.

	Foxhunt Crescent, LP

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	666 Greenwich Street, #534, New York, NY 10014

Item 2(c).	Citizenship.

	Foxhunt Crescent, LP is a Delaware limited partnership

Item 2(d).	Title of Class of Securities.

	Common stock, $1.00 par value

Item 2(e).	CUSIP Number.

	759720105

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 759720105	       SCHEDULE 13G	Page 4 of 6


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(K)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.	Ownership.

	Reference is hereby made to Items 5-9 and 11 of page two
(2) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a
Class.

	Not applicable.

CUSIP No. 759720105	       SCHEDULE 13G	Page 5 of 6


Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, Kevin Sami certifies that, to the best of his knowledge and belief, the securities referred to above on page two (2) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 759720105   	SCHEDULE 13G	Page 6 of 6


Signature


	After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	February 9, 2023

	Foxhunt Crescent, LP


	/s/ Kevin Sami
	________________________
	By:     Kevin Sami, Sami Capital, LLC, General Partner
	its:	Manager of General Partner of
		Foxhunt Crescent, LP


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)